Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six
	Months
	Ended June	Year Ended December 31,
	30, 2009	2008	2007	2006	2005	2004
	(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interest	70,857	326,060	1,057,634	985,916	767,413	635,067

Add:

Portion of rents representative of the interest factor	3,967	7,934	7,146	6,449	5,810	5,594

Interest expense	40,437	84,623	88,996	92,522	85,926	66,423

Income as adjusted	115,261	418,617	1,153,776	1,084,887	859,149	707,084

Fixed charges:

Interest expense	40,437	84,623	88,996	92,522	85,926	66,423
Portion of rents representative of the interest factor	3,967	7,934	7,146	6,449	5,810	5,594

Total	44,404	92,557	96,142	98,971	91,736	72,017

Ratio of Earnings to Fixed Charges	2.6	4.5	12.0	11.0	9.4	9.8

(1)	No preferred stock dividends were paid during the periods set forth above.